Exhibit 1.1

Agreement dated March 14, 2014

to amend a License Agreement dated August 17, 2006
as amended by Letter Agreement dated January 5, 2010
by and between
CytRx Corporation and KTB Tumorgesellschaft GmbH
("Amendement 2014")

Reference is made to that certain License Agreement dated August 17, 2006, as amended by Letter Agreement dated January 5, 2010 (the "License Agreement") by and between CytRx Corporation ("CytRx" or "Company") and KTB Tumorgesellschaft GmbH ("KTB" or "Licensor").

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the License Agreement.

The parties agree to amend the License Agreement as follows:

1. Referring to Section 3.6.1 of the License Agreement, Licensor herewith grants Company a non-exclusive, permanent license for all the Optional Technology for use in the Oncology Field. The Optional Technology shall henceforth be included in the license grant pursuant to Section 3.1 of the License Agreement for non-exclusive use in the Oncology Field. If and to the extent Optional Technology is used by the Company, milestone payments shall be made by the Company to Licensor pursuant to Section 4.2 of the License Agreement, with the exception of the first milestone payment pursuant to Section 4.2. (a) (the license issue fee) which shall never be owed. Instead, an (additional) milestone payment of USD 500'000 (the "Phase I Milestone Payment") shall be payable upon first dosing of a patient in a first phase I clinical trial for each Product using Optional Technology. In the event that by February 28, 2017, no such Phase I Milestone Payment for first dosing of a patient in a phase I clinical trial for a Product using Optional Technology should have become due, the Company undertakes to nonetheless make one Phase I milestone payment in the amount of UDS 500,000 (the "Guaranteed Phase I Milestone Payment"), subject to the following: instead of making the payment in USD, the Company has the right, if it so chooses, to make payment by means of Company common shares valued at the volume-weighted average price (VWAP) over the preceding 60 trading days, to be calculated on February 28, 2017. If payable, such payment in cash or common shares shall be due by March 15, 2017. Payment of the Guaranteed Phase I Milestone Payment does not release Company from its obligations to pay in cash for each Product using Optional Technology the Phase I Milestone Payments and any other milestone payments provided for in Section 4.2, provided that any (additional) milestone payment payable upon first dosing of a patient in a first phase I clinical trial for the first Product using Optional Technology shall be deemed as fully settled by the payment of the Guaranteed Phase I Milestone Payment.

2.           Section 3.6.2 shall be deemed deleted.

3.           Referring to Section 10.3 of the License Agreement as amended on January 5, 2010, Licensor and the Company agree to amend and restate Section 10.3 of the License Agreement to delete four specific, Effective Date related deadlines so that Section 10.3 of the License agreement will henceforth read as follows:

"Except as otherwise provided in Section 12, Licensor may terminate this Agreement in writing (a) upon or after the breach of any material provision of this Agreement by Company if Company has not cured such breach within ninety (90) days after notice thereof by Licensor; provided, however, if any default is not capable of being cured within such ninety (90) day period and Company is diligently undertaking to cure such default as soon as commercially feasible thereafter under the circumstances, Licensor shall have no right to terminate this Agreement; (b) if the Company has failed to use commercially reasonable efforts to prosecute and maintain the Patent Rights; (c) if the Company has failed to use diligent and commercially reasonable efforts to meet one or more of the following diligence milestones: (i) successful completion of a Phase II clinical trial of a first Product under a Company-sponsored (or Affiliate-sponsored) IND OR completion of a Phase II clinical trial of a first Product in Europe; and (ii) the first acceptance for review by the FDA or any Competent Authority in Japan or Europe of a first NDA for a first Product; and (iii) the first final approval of an application for commercial sale. Notwithstanding anything to the contrary herein, Company shall not be in default of this Section, and the Licensor shall provide the Company with additional time in which to complete the aforementioned diligence milestone, if the Company provides reasoned basis for such an extension, where such reasoned basis includes: (A) any delay requested by, or in connection with a request from, a Competent Authority, including without limitation requests by the FDA that the Company perform additional studies or trials; or that the Company reformulate or alter the manufacturing process of any Product; or that the Company cease any clinical trial or redesign any clinical trial; or that the Company perform any other action or cease to perform any action or otherwise delay the clinical development of any Product; (B) any delay related to Company's efforts to manufacture any Product in sufficient quantities in compliance with regulatory requirements and with a formulation that, in the Company's good faith judgment, is commercially viable; or (C) any force majeure event in accordance with Section 12 below."

4.           Referring to Section 13.4 of the License Agreement, the Company herewith consents to any future assignment by Licensor to any third party, of the License Agreement and Licensor's rights and obligations thereunder, provided, however, (i) that the assignee agrees in writing to be bound by all of Licensor's obligations under the License Agreement as amended over time, and (ii) that all the Licensed IP Rights are assigned, effective as of the same date as the assignment of the License Agreement, to the same assignee, and (iii)
that Licensor shall notify Company in writing, and deliver to Company a copy of assignee's written consent to be bound to the License Agreement within 30 days of completion of any such assignment.  Any such purported assignment that does not purport with the provisions of this section shall be deemed null and void.

5.           CytRx agrees to mention Licensor or its legal successor as the owner of the Licensed Patent Rights in any current and future public announcement by CytRx in relation to its development and commercial use of the Licensed Patent Rights under the License Agreement.

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Except as above agreed, all other terms of the License Agreement remain unchanged.

KTB Tumorforschungs GmbH

/s/ Arno Fritzen
By: Arno Fritzen
Title: CEO

/s/ Prof. Dr. Hans Helge Bartsch
By: Prof. Dr. Hans Helge Bartsch
Title: CEO

CytRx Corporation

/s/ Benjamin S. Levin
By: Benjamin S. Levin
Title: SVP and General Counsel